EXHIBIT 6.2

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT , dated as of September 23rd, 2020 (this "Agreement") is entered into by and between Global Environmental Technologies, Inc., a Wyoming corporation (the "Corporation") and NexGen Holdings , Inc., a Wyoming corporation (the "Successor Corporation");

WHEREAS, the Corporation is authorized to issue 75,000,000 common shares of which fifty-three million three hundred eighty-seven thousand five hundred (53,387,500) shares are issued and outstanding;

WHEREAS, the Successor Corporation is authorized to issue 2,000,000,000 common shares of which two hundred six million three hundred seven thousand five hundred fifty-six (206,307,556) shares are issued and outstanding;

WHEREAS, the Corporation, and the Successor Corporation desire to enter into this Agreement pursuant to which each one (1) share of the Corporation shall be exchanged and substituted for thirty-five (35) shares of the Successor Corporation; and

NOW, THEREFORE , in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto agree as follows:

1.Share Exchange. On the Closing Date (as hereinafter defined) and upon the terms and subject to the conditions set forth in this Agreement, the Corporation shall assign, convey, transfer and deliver each of its issued and outstanding shares of common stock to the Successor Corporation. As consideration therefore, the Successor Corporation shall issue, convey, transfer and deliver shares of the common stock of the Successor Corporation on a one (1) share for thirty-five (35) share bases.

2.Closing Date. The closing of the Share Exchange (the "Closing") shall take place on September 23, 2020.

3.Approval of Agreement. The parties hereto have authorized the execution and delivery of this Agreement and approved this Agreement and the transactions contemplated hereby. This Agreement and all agreements and other documents executed by the parties in connection herewith constitute the valid and binding obligation of the parties, enforceable in accordance with its or their terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

4.No Conflict or Violation. Neither the execution and delivery of this Agreement by the parties, nor the consummation of the transactions contemplated thereby will: (i) contravene, conflict with, or violate any provision of a party's organizational documents; (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government , governmental agency, court, administrative panel or other tribunal to which a party is subject, or (iii) conflict with, result in a breach of, constitute a default (or event or condition which , with notice or lapse of time or both, would constitute a default) under , result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which a party hereto is a party or by which it is bound , or to which any of its assets or properties are subject.

5.Successor and Assigns . This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns, provided, however, that no party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other parties.

6.Entire Agreement. This Agreement represents the entire agreement and understanding of the parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein or in the exhibits, certificates and other documents delivered in accordance herewith. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action or suit involving this Agreement.

7.Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in term s to such invalid or unenforceable provision as may be possible so as to be valid and enforceable.

8 ...Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

9..Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Arizona without giving effect to the choice of law provisions thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties have executed this Agreement on the 23rd day of September, 2020

CORPORATION:

GLOBAL ENVIRONMENTAL TECHNOLOGIES, INC.

By:	/s/ Kim D. Southworth
Its:	CEO

SUCCESSOR CORPORATION:

NEXGEN HOLDINGS, INC.

By:	/s/ Kim D. Southworth
Its:	CEO

Signed before me this  5  day of November, 2020

/s/ John A.Flack

Notary Public